February 3, 2012

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Amanda Ravitz, Aslynn Hogue and Geoff Kruczek

Re:	SG Blocks, Inc. (the “Company”)
Amendment No. 1 to Form S-1
Filed December 5, 2011
File No. 333-178321

To Whom It May Concern:

Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).  The Amendment primarily reflects revisions to the initial filing of the Company’s Form S-1 as a result of addressing staff comments to the Form S-1 and the Company’s Current Report on Form 8-K initially filed November 10, 2011 (the “Current Report”).  The Amendment also includes certain other updated information.

Per our discussion with Aslynn Hogue, the Company deferred the filing of the Amendment until all overlapping comments with the Current Report had been resolved.  Now that the overlapping comments have been addressed, the Company would greatly appreciate it if the Registration Statement is declared effective by the Staff during the week of February 6, 2012.

If you have any questions or request any further information, please contact either the undersigned at (212) 451-2252 or by email at kschlesinger@olshanlaw.com or Johnathan Duncan at (212) 451-2245 or by email at jduncan@olshanlaw.com.

Sincerely,

/s/ Kenneth Schlesinger
Kenneth A. Schlesinger

SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

February 3, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Amanda Ravitz, Aslynn Hogue, Geoffrey Kruczek

Re:	SG Blocks, Inc.
Form S-1
Filed December 5, 2011, as amended February 3, 2012
File No. 333-178321

Ladies and Gentlemen:

The undersigned, SG Blocks, Inc. (the “Company”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SG BLOCKS, INC.

By:	/s/ Paul M. Galvin
Paul M. Galvin
Chief Executive Officer